Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

	Six Months Ended June 30
	2006	2005

Ratios excluding interest on deposits:

Net income	$594	$529
Income tax expense	308	307
Less: Undistributed equity earnings	25	22
Fixed charges:
Interest on:
Borrowed funds	149	119
Long-term debt	694	461
One third of rents, net of income from subleases	12	8

Total fixed charges, excluding interest on deposits	855	588

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,732	$1,402

Ratio of earnings to fixed charges	2.03	2.38

Total preferred stock dividend factor (1)	$57	$27

Fixed charges, including the preferred stock dividend factor	$912	$615

Ratio of earnings to combined fixed charges and preferred stock dividends	1.90	2.28

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$855	$588
Add: Interest on deposits	1,419	723

Total fixed charges, including interest on deposits	$2,274	$1,311

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,732	$1,402
Add: Interest on deposits	1,419	723

Total	$3,151	$2,125

Ratio of earnings to fixed charges	1.39	1.62

Fixed charges, including the preferred stock dividend factor	$912	$615
Add: Interest on deposits	1,419	723

Fixed charges, including the preferred stock dividend factor and interest on deposits	$2,331	$1,338

Ratio of earnings to combined fixed charges and preferred stock dividends	1.35	1.59

(1)      Preferred stock dividends grossed up to their pretax equivalents.

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